Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
July 1, 2010
Via EDGAR
Daniel F. Duchovny, Esq.
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Emmis Communications Corp.
Schedule TO-I/A
Filed June 23, 2010
File No. 005-43521

Amended Schedule 13E-3
Filed June 23, 2010
File No. 005-43521

Revised Preliminary Proxy Statement
Filed June 23, 2010
File No. 000-23264

Amended Schedule 13E-3
Filed June 23, 2010 Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan
File No. 005-43521

Schedule TO-T/A
Filed June 23, 2010 by JS Acquisition, Inc., JS Acquisition, LLC
and Jeffrey H. Smulyan
File No. 005-43521

Schedule 14D-9/A
Filed June 23, 2010 by Emmis Communications Corp.
File No. 005-43521

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

Dear Mr. Duchovny:
     This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated June 25, 2010 (the “Comment Letter”) regarding the above referenced filings, including:
•	the Statement on Schedule TO-I and Schedule 13E-3 of Emmis Communications Corporation (the “Company”), originally filed on May 27, 2010 and amended by Amendment No. 1 thereto on June 23, 2010 (as amended thereby, the “June 23 Schedule TO-I”), which contains the Preliminary Proxy Statement/Offer to Exchange, as amended and restated on June 23, 1010 (the “June 23 Proxy/Offer”),

•	the Preliminary Proxy Statement/Offer to Exchange on Schedule 14A (the “June 23 Schedule 14A”) of the Company filed on June 23, 2010,

•	the Statement on Schedule TO-T and Schedule 13E-3, originally filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffery H. Smulyan (collectively, the “Filing Parties”) and the Company on May 27, 2010, as amended by Amendment No. 1 thereto on June 23, 2010 (as amended thereby, the “June 23 Schedule TO-T”) and

•	the Statement on Schedule 14D-9/A filed as part of the Statement on Schedule TO-T/A and Schedule 13E-3/A originally filed by the Filing Parties on May 27, 2010 and amended by the filing of the June 23 Schedule TO-T on June 23, 2010 (as amended thereby, the “June 23 Schedule 14D-9”).
     On July 1, 2010, the following revised documents were filed via Edgar:
•	Amendment No. 2 to Schedule TO-I and Schedule 13E-3 (the “Schedule TO-I Amendment”), which further amends the June 23 Schedule TO-I and contains an Amended and Restated Preliminary Proxy Statement/Offer to Exchange reflecting the responses set forth in this letter (the “Amended and Restated Proxy/Offer”),

•	Amendment No. 2 to Schedule 14A, which further amends the June 23 Schedule 14A, which contains the Amended and Restated Proxy/Offer,

•	Amendment No. 2 to Schedule TO-T and Schedule 13E-3, which further amends the June 23 Schedule TO-T (the “Schedule TO-T Amendment”) and

•	Amendment No. 2 to Schedule 14D-9 (the “Schedule 14D-9 Amendment”).
     The above-listed revised documents (collectively, the “Revised Filings”) were made to include, among other things, certain additional and revised disclosure materials.

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

All defined terms in this letter have the same meaning as in the Amended and Restated Proxy/Offer, unless otherwise indicated.
     Please find enclosed copies of the Revised Filings. The changes reflected in the Revised Filings include, among other things, those made in response to the comments of the Staff in the Comment Letter.
     Set forth below are responses the Company and/or the Filing Parties, as applicable, have asked us to convey to the Staff’s comments numbered 1 through 13, as set forth in the Comment Letter.
Schedule TO-I/A
1.	Refer to prior comment 2. Please revise the cover page of Schedule TO to identify the JS entities as “offerors.”
Response to Comment 1
     In response to the Staff’s comment, the disclosure has been revised. Please see the cover page of the Schedule TO-I Amendment.
2.	We reissue prior comment 4 as it relates to Alden being a bidder in each tender offer. We note that Alden is solely financing the transactions and that, while it will not own the securities purchased in either tender offer by the named bidder, it will be a security holder in the new holding entity. We further note that our guidance as expressed in Section II.D.2 of the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline” (November 14, 2000) states that one or two factors may control the determination of whether Alden is a bidder in the offers. Thus, please provide us additional analysis on these points or add Alden as a bidder to each tender offer.
Response to Comment 2
     We respectfully reiterate our view that Alden is not a “bidder” in either of the tender offers as that term is defined in Rule 14d-1(g)(2).
     Section II.D.2 of the Division of Corporation Finance’s November 2000 “Current Issues and Rulemaking Projects Outline” (the “Rulemaking Outline”) lists seven factors to be considered in determining if a party is a bidder in a tender offer. Given the facts and circumstances related to the tender offers at hand, we believe there is no single factor, or combination of factors, that would lead to the conclusion that Alden is a “bidder.”
     As requested by the Staff, below is our additional analysis of two of the factors stated in the Rulemaking Outline:

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

•	Is the person providing financing for the tender offer, or playing a primary role in obtaining the financing?

•	Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?
     While Alden is providing the financing for the JS Acquisition Tender Offer, we believe the Staff does not intend for all third parties that finance a tender offer to be deemed bidders, based solely on their status as a provider of financing. If that were the case, every bank or financial institution that finances a tender offer would be deemed to be a bidder.
     The Staff’s comment further notes that, although Alden will not own the securities purchased in either tender offer by the named bidder, it will be a security holder in the new holding entity, JS Parent. However, Alden’s interest in JS Parent, the new holding entity, following completion of the Transactions will not be sufficient to give Alden control over JS Parent or Emmis. Following the Transactions, if successful, Alden and Mr. Smulyan will hold approximately 24% and 67.8%, respectively, of the common interests in JS Parent. Moreover, JS Parent’s operating agreement provides for a seven-person board, five of which will be appointed by Mr. Smulyan and two of which will be appointed by Alden. Mr. Smulyan will also own all of the voting securities of Emmis following completion of the Transactions. Accordingly, upon the closing of the Transactions, Mr. Smulyan will control JS Parent and Emmis, rather than Alden.
     We respectfully submit that the above analysis, in combination with our evaluation of the Rulemaking Outline’s factors in our previous response, leads to the conclusion that Alden is not a “co-bidder” or “offeror” in either of the tender offers.
Revised Preliminary Proxy Statement/Offer to Exchange
Cover Letter
3.	We note the revisions made in response to prior comment 5. Please revise your disclosure in all filings to state whether the going private transaction (including each step in the series of transactions that constitute the current going private transaction) is substantively and procedurally fair to all unaffiliated security holders, not solely those who hold class A common stock. We note that the exchange offer for preferred stock is also part of the going private transaction.
Response to Comment 3
     In response to the Staff’s comment, the disclosure has been revised. Please see page 43 of the Amended and Restated Proxy/Offer.

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

4.	We reissue prior comment 6. You may not eliminate the disclosure relating to the fairness determination of the board because the disclosure is required under Schedule 13E-3. You may, however, include cautionary language to alert security holders to the conflicts of interest present in the transactions.
Response to Comment 4
     In response to the Staff’s comment, the disclosure has been revised throughout the Amended and Restated Proxy/Offer.
Notice of Special Meeting of Shareholders
5.	We reissue prior comment 7. Note that you may condition approval of one proposal upon approval of the other proposal. Refer to Section II.H. of Exchange Act Release No. 31326 (October 16, 1992).
Response to Comment 5
     In response to the Staff’s comment, the disclosure has been revised throughout the Amended and Restated Proxy/Offer.
Summary Term Sheet, page 1
6.	We note the revision made in response to prior comment 8. The use of the phrase “beneficial ownership” conflicts with the disclosure in the footnotes to the table and to the table at the top of page 13. Please advise or revise.
Response to Comment 6
     In response to the Staff’s comment, the disclosure has been revised. Please see pages 5 and 13 of the Amended and Restated Proxy/Offer.
Questions and Answers, page 7
7.	We note the revision made in response to prior comment 12. Please clarify whether the consideration to be received in connection with the conversion of the preferred stock in the merger is more or less in value than the consideration being offered in the exchange offer for the same securities. Please revise the appropriate disclosure in this document to explain how, if at all, this different in consideration for security holders who tender and those who do not affected the fairness determination made by the Schedule 13E-3 filing persons.

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

Response to Comment 7
     In response to the Staff’s comment, the disclosure has been revised. Please see page 9 of the Amended and Restated Proxy/Offer and paragraph 2 to Items 1 through 9, 11, and 13 of the Schedule TO-T Amendment.
Schedule TO-T/A
8.	We note the material nature and extent of the revisions made to the offer document and the recommendation statement. Please tell us whether you have considered disseminating each document in an amended and restated form.
Response to Comment 8
     In response to the Staff’s comment, the Company and the other filing persons confirm their understanding that pursuant to Rule 14d-4(d) of the Securities Exchange Act of 1934, they are required to disseminate the Offer to Purchase and the recommendation statement to shareholders on Schedule 14D-9 in a manner reasonably designed to inform shareholders of material changes in the information published or previously sent or given to shareholders. For the reasons discussed below, the Company and the other filing persons respectfully submit to the Staff that the revisions to the Offer to Purchase contained in the Amended Schedule TO-T and the Amended Schedule 14D-9 are not material in nature and that such revisions were previously disseminated in a manner that clearly informs shareholders of the changes that were made to these documents, particularly in light of the fact that each holder of Class A Common Stock as of July 1, 2010 (the record date with respect to the Emmis Special Meeting) will also receive the Amended and Restated Proxy/Offer, which incorporates most of the amendments contained in the Amended Schedule TO-T and the Amended Schedule 14D-9.
     The Exchange Act rules and regulations and the case law interpreting Rule 14d-4(d) do not impose an obligation on a filer to disseminate or mail revisions to its filings in amended and restated form simply because they appear extensive. A filing person is only required to disseminate amendments in a manner reasonably designed to inform shareholders of their content and the standard for determining whether such dissemination is necessary is whether any change set forth in such amendments are “material.” The court in TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438 (1976) held that in the context of a tender offer, a change is deemed material only when it would have assumed actual significance in the deliberation of a reasonable investor, and the court in Spielman v. General Host Corp., 402 F. Supp 190 (S.D.N.Y. 1975), aff’ d 538 F.2d 39 (2d Cir. 1976) held that a change is material if stockholders who tendered their shares would probably not have tendered their shares if they had been aware of such change at the time that they tendered their shares.
     The Staff has taken the position that waivers of a minimum share condition (See Release No. 24296, Release No. 34-24296, 38 S.E.C. Docket 17, 1987 WL 847536 (S.E.C. Release No.)) and changes in the offer price (See Release No. 8957, Release No. 58597,

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

Release No. 33-8957, Release No. 34-58597, 94 S.E.C. Docket 339, 2008 WL 4287201 (S.E.C. Release No.)) constitute material changes that require dissemination to shareholders. These changes to the fundamental terms of the tender offer would, by their nature, influence a security holder’s decision to tender its shares because they would affect the amount of consideration to be received by such security holder in the tender offer as well as the likelihood of the offeror succeeding in completing a back-end merger with the issuer.
     The revisions made to the Offer to Purchase do not contain these or other similar changes. The vast majority of the revisions were made to clarify or update existing information in the documents, conform the disclosure to that of the Amended and Restated Preliminary Proxy Statement/Offer to Exchange in the amended SC TO-I and otherwise ensure compliance with disclosure requirements under the Exchange Act. The essential features and significance of the Offer, including its terms, purposes and effects, have not been changed and would not assume actual significance in the deliberations of the reasonable shareholder.
     The two most significant revisions to the Offer to Purchase were the extension of the Offer and the removal of the financing condition. The extension of the Offer by 22 business days until July 30, 2010 provides shareholders with more time than the required five business days to review and consider the revisions to the Offer to Purchase and Amended Schedule 14D-9. The removal of the financing condition benefits shareholders by making the Offer less conditional. The two most significant revisions to the Schedule 14D-9 were the inclusion of (i) disclosure to the effect that the Board expressly adopted the Committee’s fairness analysis, and that the Committee expressly adopted the fairness analysis of Morgan Stanley, and (ii) disclosure relating to the Committee’s response to Mr. Smulyan’s decision not to increase the offer price. We believe that a reasonable investor that tendered its shares of Class A Common Stock prior to the announcement of such revisions would not change its decision to tender on the basis of these revisions because they are not adverse factors or otherwise material considerations to such investor.
     Furthermore, in response to the Schedule TO-I filed by HCA, Inc. on October 14, 2005 (File No. 005-41652), the Staff took the position in its comment letter that a material change in the offer occurs when the offer becomes financed or the financing condition is otherwise satisfied and such information must be disseminated to shareholders. The company responded to the Staff’s comment by filing an amendment to its Schedule TO-I and did not issue a press release. Similarly, in response to the Schedule TO-I and subsequent amendments filed by TB Wood’s Corporation on August 9, 2005, September 7, 2005, September 21, 2005 and September 28, 2005 (File No. 005-48279), the Staff issued the same comment and the company responded by filing an amendment to its Schedule TO-I and issuing a press release. In both cases, the Staff did not require the filer to amend and restate its offer to purchase and other related materials or further disseminate the amendment to its shareholders by mail despite its comment as to the materiality of the change. We believe that our situation is analogous to the foregoing examples and therefore, the same analysis applies to the revisions to the offer document and the recommendation statement pursuant to the Staff’s previously issued comments and the changes to be made to

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

the offer document and the recommendation statement that the Company and the other filing persons propose to make in this letter. For example, the addition of disclosure of a fairness determination by the board of directors of Emmis that the JS Acquisition Tender Offer is fair to holders of Existing Preferred Stock has no bearing on the decision by a holder of Class A Common Stock to tender its shares in the Offer. The Company and the other filing persons respectfully advise the Staff that the revisions made to the Offer to Purchase and the recommendation statement pursuant to the Staff’s previously issued comments and the revisions to be made to such documents as described in this letter are not material to shareholders or their decision to tender their shares in the Offer and do not require dissemination or mailing to shareholders in amended and restated form.
     The Company and the other filing persons have also disseminated the revisions in a manner that clearly informs shareholders of the changes by filing the amendments promptly with the SEC and issuing a press release which was broadly disseminated on PR Newswire and picked up by Yahoo! Finance, Bloomberg News, etc. that highlights the major revisions contained in the amendments. In addition, the press release also stated that requests for copies of the offer to purchase, the letter of transmittal and other tender offer materials, together with amendments and supplements thereto, should be directed to the Information Agent, BNY Mellon Shareowner Services, and that copies would be furnished promptly free of charge. The amendments also clearly state for the reader what sections of the documents are being changed and describe the revisions in sufficient detail for shareholders to understand the effects of these changes.
     Even if the information reflected in the revisions to the Revised Filings were deemed material, the Company and the other filing persons respectfully submit that all investors to whom the information would be material would receive that information in the form of the Amended and Restated Proxy/Offer, which is to be mailed to holders of record of the Class A Common Stock as of July 1, 2010, the record date for the Special Meeting:
•	any investor who tendered its shares of Class A Common Stock in the Offer would still be a holder as of the July 1 record date and would receive a copy of the Amended and Restated Proxy/Offer, which would contain the revised information; such a holder could make an informed decision as to whether or not to withdraw its tendered shares;

•	any investor who received the original Offer to Purchase but subsequently transferred its shares of Class A Common Stock would not need the revised information, and its transferee (or any subsequent transferee) that held the transferred shares as of the July 1 record date would receive the Amended and Restated Proxy/Offer containing the revised information; and

•	any investor who received the original Offer to Purchase but who had not subsequently transferred its shares of Class A Common Stock would be a record holder as of July 1, 2010 and would receive the Amended and Restated Proxy/Offer, which would contain the revised information.

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

     Morgan Stanley has informed us that it believes that the amendments made to the disclosures with respect to its fairness opinion in the Schedule 14D-9, which are the principal amendments in the Revised Filings that are not reflected in the Amended and Restated Proxy/Offer, were not material. Therefore, the Company and the other filing persons respectfully submit to the Staff that any revisions contained in the Revised Filings will have been disseminated in a manner that clearly informs the relevant shareholders of the changes and that they have complied with the disclosure requirements of Rule 14d-4(d) of the Exchange Act.
Schedule 14D-9/A
Item 4. The Solicitation or Recommendation
Background, page 7
9.	We note your response to prior comment 43. Revise your disclosure to explain why the Committee determined to continue its consideration of the proposed offer in light of the nature of Mr. Smulyan’s offer. Did Mr. Smulyan’s position affect the Committee’s deliberation at all?
Response to Comment 9
     In response to the Staff’s comment, the disclosure has been revised. Please see paragraphs 1 and 3 of Item 4 of the Schedule 14D-9 Amendment.
Opinion of Morgan Stanley & Co. Incorporated, page 16
10.	We reissue prior comment 45.
Response to Comment 10
     In response to the Staff’s comment, and following our conversation with the Staff on June 28, 2010, the sections regarding Comparable Company Analysis, Analysis of Selected Comparable Transactions, the Sum-of-the-Parts Analysis and Premia Paid Analysis were amended to disclose the data underlying the results described in each of these sections as follows:
Comparable Company Analysis:
The following table presents, for each comparable company, the ratio of Aggregate Value to Adjusted EBITDA and the ratio of Aggregate Value to Adjusted BCF:

	Aggregate Value to	Aggregate Value to
Comparable Company	Adjusted EBITDA	Adjusted BCF
Entercom Communications Corp.	9.1x	8.0x
Radio One Inc.	8.8x	7.1x
Citadel Broadcasting Corporation	7.0x	6.5x
Saga Communications, Inc.	5.8x	4.9x

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

Analysis of Selected Comparable Transactions:
The following table presents, for each selected comparable transaction, the purchase price as a multiple of the Adjusted BCF:

Purchase Price
as Multiple of
Comparable Transaction*	Adjusted BCF
Cumulus Media Partners, LLC / Susquehanna Radio Corp.	13.0
Citadel Broadcasting Corporation / ABC Chicago FM Radio, Inc.	13.5
Entercom Communications Corp. / CBS Corporation and Radio One, Inc.	13.0
Wilkes Broadcast Group, LLC / CBS Corporation	13.4
Bain Capital Partners, LLC & Thomas H. Lee Partners, LP / Clear Channel Communications, Inc.	11.0

*	Information with respect to forward BCF was not available for the July 2009 transaction between Univision Radio, Inc. and the New York Times Co (WQXR).
Sum-of-the-Parts Analysis:
The following table presents, for each comparable company in the magazine publishing business, the ratio of Aggregate Value to Adjusted EBITDA:

Aggregate Value to
Comparable Company	Adjusted EBITDA
Meredith Corp.	7.4x
Playboy Enterprises, Inc.	4.5x
Premia Paid Analysis:

Announced	Target Name	Acquiror Name

7/29/09	OSG America LP	Overseas Shipholding Group, Inc.
3/25/2009	Hearst-Argyle Television, Inc.	The Hearst Corporation
3/23/2009	Cox Radio, Inc.	Cox Enterprises, Inc.
10/23/2007	Waste Industries USA, Inc.	Investor Group
2/22/2007	Great American Financial Resources, Inc.	American Financial Group, Inc.
10/9/2006	NetRatings, Inc.	VNU NV
3/22/2006	Erie Family Life Insurance Company	Erie Indemnity Company
9/13/2005	CoolSavings Inc.	Landmark Communications, Inc.
4/12/2004	Edelbrock Corporation	Investor Group
7/24/2003	Digex Incorporated	WorldCom Inc.
6/2/2003	Ribapharm Inc.	ICN Pharmaceuticals Inc.
2/18/2003	Lexent Inc.	Investor Group
1/13/2003	Next Level Communications Inc.	Motorola Inc.

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

Announced	Target Name	Acquiror Name

7/31/2002	JCC Holding Company	Harrah’s Entertainment, Inc.
7/9/2002	International Specialty Products, Inc.	Samuel J Heyman
3/18/2002	Meemic Holdings Inc.	ProAssurance Corp.
3/14/2002	Konover Property Trust Inc.	Investor Group
2/19/2002	Travelocity.com Inc.	Sabre Holdings Corporation
10/10/2001	TD Waterhouse Group, Inc.	The Toronto-Dominion Bank
10/1/2001	NCH Corp.	Irvin Levy
8/22/2001	Homeservices Com Inc.	MidAmerican Energy Holdings Co.
8/21/2001	Spectra Physics Inc.	Thermo Electron Corp.
8/17/2001	Leeds Federal Bankshares Inc.	Northwest Bancorp, Warren, PA
5/30/2001	Bacou USA Inc.	Bacou SA
5/23/2001	Unigraphics Solutions Inc.	Electronic Data Systems Corp.
5/14/2001	Agency.com Ltd.	Seneca Investments LLC
3/26/2001	CSFBdirect	CSFB
11.	Given the revisions made in response to prior comment 47, it is unclear why your original presentation did not include all of the items necessary to follow the calculation from the initial Emmis metric to the final implied equity results. Please tell us, with a view toward revised disclosure, how security holders are able to follow the calculations made by Morgan Stanley in arriving at the results for each analysis without a tabular presentation that includes all components of the calculation.
Response to Comment 11
     Following our conversation with the Staff on June 28, 2010, we respectfully refer the Staff to the revised disclosure that was expanded in response to the Staff’s prior comment 47.
12.	We reissue prior comment 48. While we note that another version of the Morgan Stanley presentation has been filed, we are unable to find responsive disclosure with respect to the remaining portion of the prior comment.
Response to Comment 12
     Following our conversations with the Staff on June 28, 2010 and on June 29, 2010, Morgan Stanley would like to clarify the following:
(1)	The information presented on slide 37 of the Discussion Materials that were filed as Annex B to the Schedule 14D-9 with respect to the premiums that were paid in each of the selected precedent buy-in transactions was calculated in comparison to the stock price 1-day prior to the unaffected date in each of these transactions, and not 1-day prior to the announcement of the transaction.
(2)	The reference on page 23 of the Schedule 14D-9 to a premium of 4.3% per Share as calculated by comparing the Offer Price to the closing price of the Shares on

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

April 23, 2010 which was the last day prior to the public announcement of the JS Acquisition’s proposal was part of the disclosure with respect to the factors considered by the Board, and was not included in Morgan Stanley’s analysis. Morgan Stanley determined that the appropriate measurement date should be the unaffected date and not the date 1-day prior to the announcement of the transaction.
     In light of the above, we respectfully refer the Staff to our revised disclosure in response to prior comment no. 48, which expanded the disclosure with respect to the Premia Paid Analysis to include the following statement:
“Morgan Stanley selected March 26, 2010 as the Unaffected Date because it was the most recent date on which neither the Shares price nor trading volumes experienced the increases that preceded the announcement of the Letter of Intent. Although Morgan Stanley was not aware of any public announcements of the intention to effect the Transactions other than the announcement of the Letter of Intent on April 26, 2010, it noted the increases in the trading prices of the Shares and the relatively high trading volumes subsequent to March 26, 2010, and therefore determined that March 26, 2010 would be the most appropriate date for comparison.”
Reasons and Factors for the Recommendation of the Board, page 22
13.	We note your response to prior comment 50 and we reissue it. We also note that the disclosure made with respect to the board’s fairness determination does not appear to address the requirements of Item 1014 of Regulation M-A and that the board has adopted the Committee’s analysis and discussion, but the Committee did not adopt the analysis of Morgan Stanley, which appears to render the Committee’s analysis incomplete as to the requirements of Item 1014 of Regulation M-A.
Response to Comment 13
     In response to the Staff’s comment, the disclosure has been revised to indicate that the Committee expressly adopted the analysis of Morgan Stanley. Please see paragraph 10 of Item 4 of the Schedule 14D-9 Amendment.
* * * *

Emmis Communications Corp.,
JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan

     We are grateful for your assistance in this matter. If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 373-3052.
Sincerely,

Lawrence G. Wee, Esq.

cc:	J. Scott Enright, Esq.
Emmis Communications Corp.
Stephen M. Banker
Skadden, Arps, Slate, Meagher & Flom LLP
John J. McCarthy, Jr.
Davis Polk & Wardwell LLP
James M. Dubin, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP